March 3, 2010

RE:  Form 10-K for Fiscal Year Ended October 31, 2009, Filed January 29, 2010 for the following Companies:
AFH Acquisition III, Inc., File No. 000-53071
AFH Acquisition IV, Inc., File No. 000-53072
AFH Acquisition V, Inc., File No. 000-53073

United States Securities and Exchange Commission
Division of Corporation Finance
CF/AD 9
100 F Street N.E.
Washington D.C. 20549-3561

Mail Stop 3561

Dear Ms. Jenkins:

We are in receipt of your letter dated February 18, 2010 regarding the form 10-K’s of AFH Acquisitions III, IV and V (each a “Company” and collectively, the “Companies”), and have set forth below the Company's response.

Form 10-K’s for the Fiscal Year Ended October 31, 2009

Report of Independent Registered Public Accounting Firm, page F-1

1)
SEC Comment:  Please note that for development stage entities, auditor association with the cumulative data since inception is required in annual reports.  Please advise your auditor to revise the scope and opinion paragraphs of their audit report to opine upon the cumulative period from inception (September 24, 2007) through October 31, 2009 in addition to the annual periods already included and amend your Form 10-K accordingly.

Response:  We have contacted our auditors at EFP Rotenberg regarding your comment.  They are in agreement with your correction and have revised the report to properly reflect the procedures performed.

Item 9A. Controls and Procedures, page 8

2)
SEC Comment:  We note that as of October 31, 2009, you concluded that your disclosure controls and procedures were effective.  Considering that you did not include management’s report on internal control over financial reporting (see our comment below), please tell us how this omission affected your conclusion regarding the effectiveness of your disclosure controls and procedures.  Please tell us the factors you considered to support management’s conclusion that disclosure controls and procedures were effective or amend your Form 10-K to disclose management’s revised conclusion on the effectiveness of your disclosure controls and procedures as of the end of the fiscal year.

Response:  We acknowledge your advice.  Our conclusion regarding the effectiveness of our controls and procedures was not affected by this inadvertent omission.  We employ qualified personnel who are responsible for maintaining records, recording transactions, authorizing expenditures and overseeing the Companies business to reasonably assure the reliability of our financial reporting and the preparation of our financial statements.

3)	SEC Comment: Please amend your filing to include management’s report on internal control over financial reporting in accordance with Item 308T of Regulation S-K.

Response:  We acknowledge your advice and confirm that an amended 10-K will be filed to include Management’s Report on Internal Control over Financial Reporting. For your convenience the following paragraphs are provided as an example of what we will be including in the amended 10-K:

Management’s Report on Internal Control Over Financial Reporting

The management of AFH Acquisition III, Inc. is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rules 13a-15(f) of the Securities Exchange Act of 1934, as amended. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. These internal controls include policies and procedures that:

•	Pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of assets;

•	Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles;

•	Provide reasonable assurance that receipts and expenditures are being made only in accordance with the authorization of our management and directors; and

•
Provide reasonable assurance that unauthorized acquisition, use or disposition of company assets that would have a material impact on financial statements will be prevented or detected on a timely basis.

Because of its inherent limitations, internal control over financial reporting is not intended to provide absolute assurance that a misstatement of our financial statements would be prevented or detected.

Management conducted an evaluation of the effectiveness of internal control over financial reporting based on the framework in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this evaluation, management concluded that internal control over financial reporting was effective as of October 31, 2009.

In connection with our response to your comments and at your request, we would like to acknowledge the following:
•	The company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to contact us with any further questions or comments.

Sincerely,

/s/ Amir F Heshmatpour
President & Director
Principal Executive Officer
Principal Financial Officer